SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



              Saltend Cogeneration Company Limited
             ______________________________________
                (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Saltend Cogeneration Company Limited ("Saltend") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Saltend Cogeneration Company Limited
          c/o Entergy Power Group
          2 George Yard
          Lombard Street
          London EC3V 9DH

     Saltend, an indirect subsidiary of Entergy, was formed to develop and own a 1,200 megawatt ("MW") (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Plant"). It is anticipated that the Plant will consist of three 400 MW (nominal) units, each of which will include an air intake system (including a high efficiency filter, pre-filter and silencer), compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems. The Plant will be operated by Entergy Power Operations UK Limited, another indirect subsidiary of Entergy.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in Saltend.


Item 2. Domestic Associate Public-Utility Companies of Saltend and their Relationship to Saltend

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Saltend: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Saltend.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         ENTERGY POWER DEVELOPMENT CORPORATION



                         By:  /s/ Frederick F. Nugent
                              Frederick F. Nugent
                              Assistant Secretary


Dated:    December 9, 1997